0 82-03470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

26th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001



Dear Sirs,

ITC Employee Stock Option Scheme - 2006 : Grant of Options

We write to advise that 42,30,600 Options have been granted by the Board Compensation Committee / Board of Directors on 22nd July, 2010, details of which are given below:-

Number of Options granted	:	42,30,600 Options; Each Option represents 10 Ordinary Shares of Re.1/- each.
Number of Ordinary Shares covered under the Options granted	:	4,23,06,000 Ordinary Shares of Re. 1/- each.
Exercise Price	:	2923.50 per Option, based on the closing market price of the Company's Share of Rs. 292.35 on NSE on 21st July, 2010 (the day preceding the date of grant of Options), which is the 'Market Price' as defined under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
Vesting Period	:	To commence after a period of 1 year from the date of grant of Options and to extend up to 3 years from the date of grant.
Exercise Period	:	To commence from the date of vesting and to expire no later than five years from the respective dates of vesting of Options.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

JLW 7/30


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

26th July, 2010

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Commemorating the ITC Centenary - 100 Inspiring Years : One Mission – India First' delivered at the Annual General Meeting of the Company held on 23rd July, 2010.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC

100 Inspiring Years

1910-2010



COMMEMORATING THE ITC CENTENARY

100 Inspiring Years: One Mission – India First



Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Ninth Annual General Meeting
on 23rd July, 2010



I have great pleasure in welcoming you to the 99th Annual General Meeting of your Company.

We meet today on the eve of a momentous landmark in the history of your Company. **On the 24th of August this year, ITC will complete a 100 years.**

It is undoubtedly a moment of immense pride for all of us who have been part of this inspiring journey. Pride, most certainly, in the many achievements of your Company. But even more so, a sense of fulfillment that comes from the creation of an exemplary Indian private sector enterprise. **It is indeed a matter of great satisfaction that together we have built a national asset that will continue to create growing value for all our shared tomorrows.**

As we commemorate this very special occasion, I would like to convey my deepest gratitude to you, our valued shareholders, for your faith and support through this inspiring journey. Your continued encouragement has indeed given shape to our shared aspiration of creating one of India's most admired and valuable corporations.

This journey of excellence is undoubtedly a tribute to your Company's many stakeholders – consumers, customers, partners and associates – who have stood by your Company through this voyage of challenge and change, as we persevered to create a national institution.



May I, on your behalf, take this opportunity to convey my grateful thanks to all of them.

ITC's centennial journey is an acknowledgement of the untiring efforts of successive generations of employees who have dedicatedly served your Company over the last 100 years. Their determination to forge ahead despite the many challenges, their loyalty to the organisation and commitment to its values together with the visionary leadership provided by many have shaped the ITC of today, leaving an inspiring example for tomorrow. On behalf of the Board of Directors and you, our valued shareholders, I would like to convey my sincere appreciation to the larger ITC family of employees who have contributed with all their might over the years.

This deeply symbolic moment in the life of the organisation is certainly a time to celebrate. So, let me turn to celebrations with the shareholders first. **In commemoration of this historic milestone, your Board of Directors have recommended a Centenary issue of Bonus shares in the ratio of 1:1. In addition, your Board has also proposed a Dividend, including a special Centenary Dividend, of Rs. 10/- per share for the year ending 31st March, 2010.** These recommendations acknowledge your sustained support and reaffirm the enterprise strength of your Company as it commences its journey into the next century with confidence. I am sure these resolutions will find your enthusiastic support when they are put to vote.



Before I proceed further, I would like to first present to you, as is customary, the highlights of your Company's Triple Bottom Line performance during the year gone by.

FINANCIAL PERFORMANCE

In its 100th year, your Company continues its impressive record of financial performance. Gross Turnover for the year grew by **13.5% to Rs. 26,259.60 crores.** Net Turnover increased by **16.3% to Rs. 18,153.19 crores.** Pre-tax profits rose by **24.7% to Rs. 6,015.31 crores** while **Post-tax profits at Rs. 4,061 crores registered a growth of 24.4%.** Earnings Per Share for the year stands at Rs. 10.73. Cash flows from Operations stood at an **all time high of Rs. 6,620 crores** for the year.

As in the past, and in keeping with the spirit of accountability, I also present to you the cumulative performance of your Company during my watch as Chairman since 1996. **In 1996, ITC had a Gross Income of Rs. 5,188 crores. In the last decade and a half, Gross Income has risen to Rs. 26,863 crores. Profit After Tax has increased from a level of Rs. 261 crores to Rs. 4,061 crores. In terms of Market Capitalisation, your Company was valued at Rs. 5,571 crores in 1996. This valuation now stands at Rs. 1,14,000 crores. Profitability, in terms of Return on Net Assets Employed – calculated as Profit Before Interest and Tax over Net Assets employed – improved**

substantially from 28% to 41% during this period. Total Shareholder Returns, measured in terms of increase in market capitalisation and dividends, grew at a compound rate of 24.3% in this period.

(Figures in Rs. Crores)

ITC : Financial Highlights 1996-2010		
	1996	**2010**
Gross Income	5,188	26,863
Profit After Tax	261	4,061
Return on Net Assets (%)	28	41
Net Assets Employed	1,886	14,957
Net Worth	1,121	14,064
Market Capitalisation	5,571	1,14,000*
CAGR in Total Shareholder Returns in the period 1996-2010 : 24.3%		

** As at 19th July, 2010*

The strategic choices made over the years, the relentless effort of ITC's dedicated human capital, the support of its shareholders and the trust of millions of consumers and its partners have imparted to ITC this financial strength and placed it amongst the foremost in the country in terms of efficiency of servicing financial capital.

ENVIRONMENTAL AND SOCIAL PERFORMANCE

I have in the past drawn your attention to the outstanding performance of your Company in



creating new benchmarks in the area of environmental and social responsibility. The accomplishments continue with your company achieving the status of being **'water positive'** for the **8th consecutive year, 'carbon positive'** for the **5th year in succession** and also **'solid waste recycling positive'** for **3 years in a row.** You will draw justifiable pride in the fact that your Company is the **only enterprise in the world** of its size to have achieved and sustained these three global environmental distinctions.

Adding yet another feather to the cap has been the **Platinum LEED rating** achieved by your Company's iconic hotel **ITC Royal Gardenia** in Bengaluru for its leadership in green energy & environmental design. This follows a similar rating achieved by the **ITC Green Centre in Gurgaon.** Your Company's endeavour to continuously enhance its positive carbon footprint has also powered a progressive shift to renewable energy sources. It is a matter of pride that **nearly 31% of energy consumed** by your Company today is from **clean and renewable sources** such as wind power. This magnitude of renewable energy consumption is praiseworthy given the large manufacturing base of your Company. **ITC's low carbon growth strategy also places it in the forefront of corporations that contribute to the goals of the National Action Plan on Climate Change.**

This stellar environmental performance is matched by your Company's initiatives to



build social capital through extensive community engagement, specially in India's rural areas. These initiatives have led to the creation of sustainable livelihood opportunities for over **5 million people**, many of whom represent the poorest sections of our society. ITC's deep commitment to pursue a Triple Bottom Line strategy has earned it global and national recognition for the leadership it provides in responsible and sustainable business practices.

I would now like to take this opportunity of the Centenary year to reflect on the journey travelled so far, recall your Company's achievements, take stock of its readiness for the future and share with you a glimpse of the hopes and aspirations for the journey ahead into your Company's next century.

THE JOURNEY SO FAR

ITC's travel through the decades has been an inspiring saga of challenge and change. The story began way back in 1910 when the British owned Imperial Tobacco Company was registered in 'Calcutta' with a small office in Radhabazar Lane, with one expatriate manager and one acquired cigarette manufacturing facility in Munger. Since then ITC has traversed through a long and rewarding journey of Indianisation and diversification towards a transformational change from a single product company to one of India's largest multi-business corporate enterprises.



This spectacular transformation is manifest not only in the range, scale and scope of its businesses but also in the large contribution it has made to the Indian society through multi-dimensional efforts in creating societal capital.

Your Company is today the leading FMCG marketeer in India, the clear market leader in the Indian Paperboard and Packaging industry, the second largest Hotel chain and a leader in establishing new benchmarks in Responsible Luxury, as well as the country's foremost Agri-business player pioneering rural transformation through its path-breaking e-Choupal initiative. In addition, its wholly owned subsidiary is one of India's fastest growing Information Technology companies in the mid-tier segment constituting a growth driver of the future. Even more significantly, ITC is acknowledged as a global exemplar in sustainable business practices infusing your Company with a unique source of competitive advantage as it marches into the future.

Today, in its 100th year :

❖ ITC is present in a range of business sectors such as FMCG, Paper, Paperboards & Packaging, Hotels, and Agri-business. In the FMCG space, this includes segments such as Cigarettes, Branded Foods with categories such as Biscuits, Atta (wheat flour), Spices, Snack Food, Confectionery and Ready-to-Eat products; Personal Care Products that include a portfolio of shampoos, soaps,



shower gels, fragrances and creams; Lifestyle Apparel and Accessories; Education & Stationery products; Incense Sticks and Safety Matches. This wide range will further stand expanded over time.

- Your Company's portfolio of products and services is represented by over **50 energetic Brands** in a range of more than **650 Stock Keeping Units (SKUs)**.

- ITC's products are today available in over **6 million retail outlets** in the country. Your Company's formidable Distribution organisation directly services more than **2 million of these retail outlets**.

- ITC's factories, hotels, R & D facilities, lifestyle retail outlets, e-Choupals, integrated rural service hubs and offices, taken together, are present in over **6500 locations** in the country.

- Your Company's world-class manufacturing assets comprise **18 owned factories** spread across the country. More than **195 outsourced factories** also manufacture your Company's products.

- Your Company's hotel chain comprises 4 brands, namely, ITC Hotels, WelcomHotels, Fortune Hotels and WelcomHeritage Hotels. Together these represent nearly a **100 hotels in over 80 locations** spread across the country.

- ITC's businesses export products to over **90 countries across the world**.



- The Company's wholly owned subsidiary, ITC Infotech, runs operations in the **4 continents of North America, Europe, Africa and Asia.**
- The ITC Group's dedicated human resource team is over **26,000 strong.**
- Your Company's e-Choupals benefit over **4 million farmers in nearly 40,000 villages.**
- ITC's Social and Farm Forestry initiatives have greened more than **1,00,000 hectares** and created over **46 million person days of employment** potential. This helps in **sequestering twice the amount of carbon emitted from the Company's operations,** contributing to its 'carbon positive' status.
- Your Company's watershed programmes irrigate **over 50,000 hectares.** Nearly **3000 water structures** have been established across several States. The **water harvesting potential created is 3 times your Company's consumption of water,** making it a 'water-positive' enterprise by far.
- Your Company has helped create more than **20,000 rural women entrepreneurs.**
- ITC's supplementary education initiative has reached out to over **2,00,000 school children in rural areas.**
- ITC's Animal Husbandry services reach out to nearly **4,00,000 milch animals.**
- Your Company's value chains support over **5 million livelihoods.**



This rich repertoire of businesses, brands and social investments has created assets in all sectors of the Indian economy, namely, agriculture, industry and services. In line with the larger national priorities, your Company has consciously invested in relatively backward areas and engaged deeply with rural India to create value for the underprivileged communities.

ITC's transformation is also evident in the pace of its growth over the years. In the first 50 years of its existence, ITC's Gross Income had touched Rs. 37 crores with a Profit After Tax of less than Rs. 1.5 crores. At the time of your Company's Platinum Jubilee in 1985, Gross Income had risen to Rs. 812 crores with Profit After Tax at Rs. 8 crores. Since then, its Gross Income has multiplied to Rs. 26,863 crores, and Profit After Tax to Rs. 4,061 crores.

SHAPING THE ITC OF TOMORROW

As your Company steps into its next century, the critical question to ask ourselves is : **"Is ITC future-ready?" It is my belief that the answer to this question is an emphatic "yes".** Over many years, your Company has assiduously architected a winning combination of organisational hardware and software to serve as a source of sustainable competitive advantage. **ITC's portfolio of businesses based on proven core competencies, world-class human capital, strategic assets such as power brands, trade marketing & distribution infrastructure, deep**



linkages in rural India, its strong balance sheet, the R&D infrastructure and the unique amalgam of its super-ordinate Vision, enduring Values and competitive Vitality constitute a robust and formidable foundation that lend abiding strength to deal effectively with the challenges and opportunities of tomorrow.

Let me briefly elucidate some of the key features which together impart unique strengths to your Company.

VISION, VALUES AND VITALITY

The most critical factor in the longevity of an organisation in my opinion is its internal vitality, namely the capacity to remain relevant and contemporary, its ability to anticipate and proactively manage change and its agility to continuously reinvent and reinvigorate itself. ITC's sustained ranking among India's top private sector corporations across decades is testimony to your Company's organisational vitality. **This Vitality is manifest in ITC in many ways – in its deepening consumer insight, its ability to rapidly absorb knowledge and harness technology, its breakthrough innovations in products and processes, the widening bandwidth of its distributed leadership and its resilient adaptiveness to continuously leverage market opportunities. Together these constitute an ever-strengthening competitive capability.**



It is also manifest in ITC's robust strategy of organisation, its climate of professionalism and its time-tested caring culture providing a unique framework to win in the market place and also simultaneously make a growing contribution beyond the market. It is my belief that ITC has successfully integrated **Vision, Values** and **Vitality** in a distinctive blend that has significantly enhanced its potential for wealth creation not only for the shareholders but also for the larger society. The compelling Vision of enlarging its contribution to the Indian society has been a source of inspiration for ITC in this long and fulfilling journey. ITC's core Values are embedded in its philosophy of trusteeship and the related belief that enterprises exist to serve society and that shareholder value creation is a reward for such larger societal value creation. An unwavering commitment to integrity, ethical conduct, meritocracy, team work and an abiding concern for stakeholders are at the heart of ITC's core Values. **ITC's Vision provides the overarching inspiration; its Values serve to guide thought and action; and its Vitality enables excellence in strategy formulation and execution. Together, they form the core inner strength of the organisation from which future generations of employees will continue to draw strength and sustenance to create growing value for all its stakeholders.**



GOVERNANCE STRUCTURE

ITC's strategic thrust is founded on its ability to continuously invest in existing and new capabilities. **As a result, one of ITC's most important assets today is its pool of diverse core competencies residing in its various businesses. Accordingly, its governance structure has been designed to manage diversity, enabling it to pursue new avenues of growth without diluting focus on its existing lines of business.** The decentralised structure, with distributed leadership, enables the executive management of each of its businesses to relentlessly pursue the task of attaining international competitiveness by focusing on honing its unique skills, unencumbered by the other priorities of ITC. On the other hand, the senior team at the apex is engaged in the strategic supervision and management of the Company as a whole, free from involvement in the day-to-day functioning of the business divisions. This structure enables the top management to assume the character of a holding company with the mindset of a venture capitalist, mentoring existing businesses and creating newer avenues for growth by blending skills and capabilities drawn from different parts of the ITC Group. **Over time, these blended capabilities will, in turn, spawn newer competencies which will impart a force multiplier to your Company's future growth potential.**

ITC's defining internal strengths, on which I have spoken at length, will not only sustain the current



momentum, but also propel the Company into a higher trajectory of growth in the future. The future value of some of these strengths, in my view, is much greater than what may be visible today. This is so because they provide ITC the capability to address some of the emerging paradigms of competitiveness. I had spoken on some of these aspects in my address to you last year. I deem it important to highlight once again some of these features that will, in future, redefine the context of conducting business and in turn call for a paradigm shift in corporate thought and action.

GEARED FOR NEW PARADIGMS OF COMPETITIVENESS

A century of rapid growth in the world economy has created material wealth of significant proportions. Unfortunately, it did so with a huge cost to society. The economic model pursued by the world for decades could not ensure development with equity and paid scant attention to the replenishment of natural capital. As a result, the future progress of mankind is today severely threatened by the challenges posed by increasing income inequities, widespread poverty and the alarming degradation of the environment. This is aggravated further by the phenomenon of global warming and climate change, which impacts the poorer sections even more. On the one hand, wide income disparities have caused mass discontent, making societies vulnerable to



social unrest. On the other, the depletion of scarce environmental resources not only threaten the planet's living systems but also impose limits on future economic growth. Business indeed cannot prosper when stability of the Society itself is threatened.

Growing civil society awareness, consumer response and tougher regulations will compel organisations to adopt more sustainable business practices in the future. Businesses will no longer be able to confine themselves to the narrow goal of enhancing shareholder value with little or no attention to social and environmental challenges. **It is my firm conviction that future competitiveness of firms and therefore their profitability will crucially depend on the ability of the enterprises to make Sustainability an integral part of their value proposition.** The society will increasingly look to business to meet the challenges of global warming and poverty alleviation through the creation of sustainable livelihoods.

You, our valued shareholders, can draw assurance from the fact that your Company is future-ready on this dimension as well. Over many years, your Company has progressively positioned itself to respond to these new paradigms of competitiveness. **ITC's response has been uniquely fashioned by embedding larger societal goals in its various business models.** Some of the most celebrated examples are : **ITC's e-Choupal** network which is contributing to



increasing rural incomes by providing wide ranging support services to the farming community; **ITC's Farm and Social Forestry** Programmes which create sustainable livelihoods among marginal farmers and poor tribals; ITC's adoption of **environment friendly technologies,** increasing use of **renewable sources of energy, recycling processes** and creation of **water harvesting structures,** all of which have combined to make ITC carbon positive, water positive and waste recycling positive. This conscious strategy adopted by your Company to attain a leadership position in sustainable business practices has prepared ITC to decisively meet the challenges that will arise from tomorrow's paradigms of competitiveness.

BUSINESSES FOR TOMORROW

This brings me to the third component of ITC's future readiness which relates to the composition of its business portfolio. Your Company is today positioned in the frontline of some of the most promising businesses of tomorrow. With rising incomes, a favourable demographic dividend, reduction in poverty and a transforming rural India, your Company is well poised to serve the growing aspirations of consumers with globally benchmarked products and services.

The **Fast Moving Consumer Goods** sector in India, in which your Company is a major player, is expected to triple in size to over Rs. 3,55,000



crores by 2018. Foods, Personal Care, Education & Scholastic products, Apparel and Lifestyle products, Tobacco and others dominate this space. Your Company's investments in FMCG are targeted to serve these growing markets. I can sight an investment opportunity for ITC of upto Rs. 8,000 crores over the next 7 to 10 years to drive growth in this sector.

India's consumption of **Paper, Paperboards & Packaging** is one of the lowest in the world. Per capita consumption is around 5 kilograms per person per year compared to nearly 300 kgs in US, 200 kgs in UK, and 45 kgs in China. With the spread of education and economic growth, demand is expected to grow manifold. Your Company has invested significantly in enhancing its capacity in this business and today takes pride in not only being a leader in this category but an exemplar in environmental performance as well. In this sector also, I can sight an investment opportunity of upto Rs. 6,000 crores to secure growth for your Company.

ITC's **Hotels** are at the vanguard of service excellence and are an embodiment of "**Responsible Luxury**". As is well known, India is grossly under-roomed. International arrivals in India are only 5 million a year, compared to around 80 million in France, 58 million in the United States and 55 million in China. At conservative estimates, India



needs 50,000 rooms in the next 2 to 3 years. This sector too carries an investment opportunity for ITC of upto Rs. 9,000 crores in the next 7 to 10 years to fuel its growth. New properties are already being constructed in Chennai and Kolkata and plans are afoot in several other locations. ITC's hotels have redefined hospitality concepts of luxury, cuisine and service. It is your Company's aspiration to support India's tourism landscape by offering world-class hotels to both international and domestic guests. These hotels will also be exemplars in green design and environmental excellence.

Your Company's **Agri-business**, with its deep rural linkages is well poised as a supply chain partner to create value for ITC's Foods and Tobacco businesses. Its large presence in rural India, with the unique e-Choupal infrastructure, will be progressively leveraged to widen your Company's FMCG distribution network.

Your Company's fast growing **Information Technology** subsidiary is founded on a strong base of domain knowledge derived from ITC's multiple businesses. It has demonstrated its ability to hold its own in an extremely competitive global context on the strength of superior customer care it brings to its clients. It will continue to add significant value to ITC's businesses by enabling them to leverage Information Technology as a source of superior competitive advantage.



R & D : INVESTING IN THE GAME CHANGERS OF TOMORROW

Innovation is the elixir of growth in a competitive global business environment. **Your Company recognises that cutting edge R&D can foster breakthrough innovation and create powerful sources of sustainable competitive advantage.** This vision has led to the establishment of a state-of-the-art R&D Centre at Bengaluru. Over 50 world-class scientists are already working at the Centre. Recognising the unique construct of ITC in terms of its strong presence in agriculture, food and personal care businesses, a convergence of R&D capabilities is being leveraged to deliver future products aimed at nutrition, health and well-being. As ITC moves into the future, its R&D programme will create new game changing business opportunities.

This brief recap of ITC's strengths and its preparedness for leveraging market opportunities should reaffirm your confidence that your Company is well poised for creating even greater value in the years to come.

CONCLUSION : ITC – A NATIONAL ASSET

ITC is deeply rooted in India's soil. All of us who have had the privilege of serving ITC are inspired by the worthy cause of nurturing ITC's Indian soul and its commitment to create ever-growing value for the Indian society. Your Company's professional employees are



dedicated to this super-ordinate goal. It is also this vision that is manifest in the unique business models crafted by your Company to create livelihood opportunities for millions of people, many of whom represent the poorest sections of our society.

Personally for me, it is an honour to be at the helm at this defining moment in ITC's history. I deem it a special privilege.

On the occasion of ITC's centenary, let us collectively wish this valuable and admired institution of India many more decades of success and even greater achievements. May it continue to inspire future generations of dedicated professionals to create value for all its stakeholders, meet societal expectations and contribute to nation building.

As I conclude, may I once again thank you, our valued shareholders, for your unstinted support in this shared journey. I, on behalf of the Board and the employees of your Company, will look to you as always for your continued support and encouragement.

Thank you, Ladies & Gentlemen.

The **ECF Hibrite** paper used
in this Booklet is a product of your Company's
Paperboards & Specialty Papers Division.



100 Inspiring Years

1910-2010

www.itcportal.com